Exhibit 19

SECURITIES TRADING POLICY

During your service at Dover Corporation (together with its direct and indirect subsidiaries, “Dover” or the “Company”), you may become aware of “material nonpublic information.” This Securities Trading Policy (the "Policy") sets forth procedures that employees and directors of Dover must follow regarding such information and establishes requirements applicable to trading in Dover securities and the securities of other companies that we do business with.

Prohibition against Trading on Material Nonpublic Information
Dover’s Code of Conduct and the United States securities laws prohibit you from trading in the Company’s securities when you have material, nonpublic information about the Company (known as “insider trading”), as well as passing on material nonpublic information to others who might trade on the information (known as “tipping”). These prohibitions also apply to trading in the securities of other companies -- including our vendors, suppliers, customers, and other business partners -- when you have material nonpublic information about those companies. You should treat material nonpublic information about our business partners with the same level of care required for information about Dover. These restrictions apply to all employees and directors of Dover, their immediate family members and others who live in their homes. They also apply to any trust, partnership, or other entity in which the employee or director, their immediate family members, or others living in their homes, has or shares control. The only exception to the prohibition on trading when you have material nonpublic information is if the trade is made pursuant to a properly qualified, adopted and submitted Rule 10b5-1 trading plan. (See below for a discussion of Rule 10b5-1 plans.)

Definitions of Trading on and Tipping of Material Nonpublic Information

“Trading” is any transaction related to buying or selling securities. This includes buying or selling stock, selling stock received from the exercise of stock options or Stock-Settled Stock Appreciation Rights, or SSARs (even if the sale is only to pay the exercise price or taxes), reallocating positions into or out of Dover stock in any investment account, including within a 401(k) account, or trading interests in such securities (puts, calls, options, etc.). This also includes buying or selling in accounts you control, including spousal accounts, custodial accounts, trusts, etc. Trading does not include (i) exercise of options or SSARs, withholding of shares upon settlement of performance shares, or vesting of restricted stock units, where no stock is sold in the open market, (ii) the automatic purchase of Dover stock in your Dover 401(k) account pursuant to standing instructions (normally through payroll deduction or company match) or (iii) the purchase or sale of an interest in mutual funds, index funds and exchange-traded funds that, in each case, are invested in a broad portfolio of companies.

“Tipping” means directly or indirectly disclosing such information to any other person, including family members and relatives.

“Material” information is difficult to describe exhaustively, but you should assume that any information, positive or negative, that is likely to be considered important by an investor in determining whether to buy, sell or hold Dover securities or the securities of other companies that we do business with, or that would significantly alter the “total mix” of information available about Dover or such other companies, would be material. Material information is often thought of as the type of information that might affect a company’s stock price.
Examples include:
•Earnings estimates or financial results for any period – good or bad,
•A significant expansion or curtailment of operations,
•Significant new services or products,
•An important financing transaction, such as a significant drawdown on a credit facility or a securities offering,
•Matters relating to cash dividends, stock repurchases or stock splits,
•Mergers, tender offers or acquisitions of other companies, or major purchases or sales of assets,
•Major management changes or a change in accountants, and
•Developments regarding significant litigation or government investigations.

Other information may constitute material nonpublic information. If you are in doubt about the materiality of any information, you should contact the Dover Law Department.
“Nonpublic” information is any information that has not been disclosed in a manner that makes it available to investors generally, such as by the issuance of a press release, disclosure in a webcast conference or a filing with the Securities and Exchange Commission. Even after information is made available to investors generally, it continues to be considered nonpublic until investors have had a reasonable period of time to react to the information. Generally, two full trading days following announcement is sufficient for information to be considered public. Note that rumors, even if generally circulated in the media or on the Internet, are not acceptable forms of “public disclosure”. Any information you have about the subject of a rumor is considered to be nonpublic information until Dover publicly discloses that information.
Dover’s Window Trading Period
As part of Dover’s corporate compliance program, Dover has adopted a “window period” policy with respect to trading by insiders. Under this policy, directors, officers subject to

Section 16 reporting, and other employees as may be designated by Dover from time to time (“Designated Employees”) generally should trade in Dover securities only during the 30-business-day period beginning on the second business day after the release of Dover's annual or quarterly earnings, again assuming that there is no material information known to the individual which has not been made public. Even during a window period, persons who have material, nonpublic information will still be restricted from trading because they are aware of information that was not included in recent public statements or releases, such as information about material acquisitions or dispositions of company assets. In addition to trading only during window periods, directors, officers subject to Section 16 reporting, and Designated Employees must seek pre-clearance from the General Counsel before trading in Dover securities.
Gifts of Dover securities are treated slightly differently. You may make gifts of Dover securities outside the window period, unless (1) you have reason to believe that the recipient intends to sell the securities immediately and (2) you are aware of material nonpublic information. In that case, you should wait to make the gift until a window period opens. If you are a director or officer subject to Section 16 reporting, you must notify the General Counsel immediately upon making a gift, to enable compliance with applicable Section 16 reporting requirements.

Trading outside of the Dover Window Period / Rule 10b5-1 Trading Plans
A Rule 10b5-1 plan is a trading plan that you can set up with a third party (such as a broker) to sell or buy a predetermined number of shares within a predetermined period of time and within predetermined price ranges. The plan must be adopted in good faith (i.e., not as part of a scheme to evade the prohibitions of the U.S. securities laws) at a time when you are not aware of material nonpublic information. If the plan is adopted in accordance with these and other requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), it serves as an affirmative defense against liability under the U.S. securities laws for insider trading if there is ever an insider trading claim. Rule 10b5-1 plans are sometimes used by executive officers and directors because such individuals are frequently in possession of material nonpublic information. It is the Company’s policy that trades may be made pursuant to a Rule 10b5-1 plan provided that (i) the plan is in writing and is signed by the insider, (ii) the adoption of the plan was expressly authorized by a member of the Law Department, (iii) the Company is provided a copy of the plan for its files and is notified promptly of any amendment or termination of the plan, (iv) such plan meets the requirements of Rule 10b5-1 and (v) no trades are made under the plan during the applicable minimum required "cooling-off period".
In addition, for the plans of officers subject to Section 16 reporting, directors, and Designated Employees, a Rule 10b5-1 plan may not be adopted, amended or terminated outside of a window period. Furthermore, these persons must report any trade under a Rule 10b5-1 plan to the Dover Law Department.

If you would like to discuss whether you may trade shares in or outside of a window period or the possible use of a Rule 10b5-1 plan with respect to shares you own or wish to acquire, or if you have any questions or concerns about insider trading rules with respect to any transaction, please contact the Dover Law Department.

Consequences of Insider Trading Violations
Employees who violate this Policy may be subject to disciplinary action by the Company, up to and including dismissal for cause. If you have any question or doubt about the applicability or interpretation of this Policy or the propriety of any desired action, please seek clarification from the Dover Law Department. Do not try to resolve uncertainties on your own. The consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be required to disgorge the profit made or the loss avoided by the trading, pay the loss suffered by the person who purchased securities from or sold securities to the Insider or tippee, pay significant civil and/or criminal penalties, and/or serve a lengthy jail term. In such circumstances, the Company may also be required to pay significant civil or criminal penalties.

Anti-Hedging and Anti-Pledging Policy
It is Dover's policy that (i) executive officers and directors of Dover, (ii) employees who receive or received any type of long-term incentive plan (LTIP) award, and (iii) designees of such employees, officers or directors, may not engage in short sales, transactions in derivative securities (including put and call options) or other forms of hedging transactions (i.e., zero-cost collars, equity swaps, exchange funds and forward sale contracts) that are designed to hedge or offset any decrease in the market value of equity securities (1) granted to the employee, executive officer or director by Dover as part of the compensation of such individual, or (2) held, directly or indirectly, by the employee, executive officer or director. For purposes of this Policy, a designee of an individual shall mean any family member of the individual sharing the same household and any trust or other entity controlled by such individual.
Because securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan, and because securities held in a margin account may be sold by a broker without the customer's consent if the customer fails to meet a margin call, a foreclosure sale or a margin sale may occur at a time when a pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Dover securities. Executive officers and directors of Dover and any employee of Dover who receives or received any type of LTIP award, may not hold Dover securities in a margin account or pledge Dover securities as collateral for a loan or any other obligation. The policy applies to all Dover securities held, directly or indirectly, by such persons, regardless of the manner in which they were acquired.
Under what is anticipated to be limited circumstances, Dover may grant an exception to the prohibition on pledging Dover securities as collateral for a loan (not including margin debt). Any person who wishes to pledge Dover securities as collateral for a loan must submit a request for approval to the General Counsel at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

An LTIP award, for purposes of this policy, shall include, but not be limited to, cash or equity awards under Dover's 2021 Omnibus Incentive Plan, 2012 Equity and Cash Incentive Plan or any other long-term incentive plan that Dover may adopt.

Special Notes for Executive Officers, Directors, and Certain Other Employees
As a reminder, directors, executive officers, and certain other employees of Dover are subject to additional restrictions and requirements when trading in Dover securities, including the imposition of quarterly and event-specific blackout periods and the prohibition on short-swing profits for matched purchases and sales of Dover securities within a six-month period under Section 16(b) of the Exchange Act. Those individuals have been notified in writing by the Dover Law Department of those restrictions and requirements. If you are unsure whether you may be subject to these additional restrictions, you should contact the Dover Law Department.

[As last revised on February 14, 2025]